Mail Stop 3010

September 9, 2009

Ms. Erin N. Ruhe
Vice President, Treasurer and Controller
Homefed Corporation
1903 Wright Place
Suite 220
Carlsbad, CA 92008

      Re: Homefed Corporation
            Form 10-K for fiscal year ended December 31, 2008
            Filed February 24, 2009
            File No. 1-10153

Dear Ms. Ruhe:

      We have completed our review of the above referenced filing and have no further comments at this time.

      Sincerely,

      Kevin Woody
      Accounting Branch Chief